Issuer Free Writing Prospectus, dated November 12, 2013

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated November 12, 2013

Registration Statement No. 333-178130

Toll Brothers Finance Corp.

$350,000,000 4.000% Senior Notes due 2018

$250,000,000 5.625% Senior Notes due 2024

Guaranteed on a Senior Basis by

Toll Brothers, Inc.

and Certain of its Subsidiaries

Pricing Term Sheet

This pricing term sheet to the Preliminary Prospectus Supplement dated November 12, 2013 (the “Preliminary Prospectus Supplement”) related to the offering of the notes described above should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the notes. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Terms Applicable to the 4.000% Senior Notes due 2018

Issuer:	Toll Brothers Finance Corp.
Securities:	4.000% Senior Notes due 2018
Size:	$350,000,000
Net Proceeds to Issuer Before Expenses:	$347,882,500
Maturity:	December 31, 2018
Coupon:	4.000%
Public Offering Price:	99.995% of the principal amount, plus accrued interest, if any, from November 21, 2013 to settlement
Yield to Maturity:	4.000%
Benchmark:	UST 1.250% due October 31, 2018
Benchmark Price:	99-00 3⁄4
Benchmark Yield:	1.455%
Re-offer Spread:	254.5 bps
Optional Redemption:	Make-whole call at T+50 bps prior to November 31, 2018, plus accrued and unpaid interest (or, if greater, at 100% of the principal being redeemed). On or after November 31, 2018, redeemable at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.

Special Mandatory Redemption:	100% of the aggregate principal amount of the notes (plus accrued and unpaid interest up to, but not including, the date of redemption) if (i) the Purchase Agreement is terminated, (ii) Toll Brothers, Inc. publicly announces the Acquisition will not be pursued or (iii) the Acquisition is not consummated, in each case prior to May 31, 2014.
Interest Payment Dates:	June 30 and December 31 commencing June 30, 2014 (long first interest payment).
Ratings:	Ba1 (stable) BB+ (stable) BBB- (stable)
CUSIP:	88947E AP5
ISIN:	US88947EAP51

Terms Applicable to the 5.625% Senior Notes due 2024

Issuer:	Toll Brothers Finance Corp.
Securities:	5.625% Senior Notes due 2024
Size:	$250,000,000
Net Proceeds to Issuer Before Expenses:	$248,337,500
Maturity:	January 15, 2024
Coupon:	5.625%
Public Offering Price:	99.985% of the principal amount, plus accrued interest, if any, from November 21, 2013 to settlement
Yield to Maturity:	5.625%
Benchmark:	UST 2.500% due August 15, 2023
Benchmark Price:	97-22
Benchmark Yield:	2.772%
Re-offer Spread:	285.3 bps
Optional Redemption:	Make-whole call at T+50 bps prior to October 15, 2023, plus accrued and unpaid interest (or, if greater, at 100% of the principal being redeemed). On or after October 15, 2023, redeemable at 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date.
Special Mandatory Redemption:	100% of the aggregate principal amount of the notes (plus accrued and unpaid interest up to, but not including, the date of redemption) if (i) the Purchase Agreement is terminated, (ii) Toll Brothers, Inc. publicly announces the Acquisition will not be pursued or (iii) the Acquisition is not consummated, in each case prior to May 31, 2014.
Interest Payment Dates:	January 15 and July 15 commencing July 15, 2014 (long first interest payment).
Ratings:	Ba1 (stable) BB+ (stable) BBB- (stable)
CUSIP:	88947E AQ3
ISIN:	US88947EAQ35

Terms Applicable to the 4.000% Senior Notes due 2018 and the 5.625% Senior Notes due 2024

Trade Date:	November 12, 2013
Settlement:	T+7; November 21, 2013(1)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc.
Lead Manager:	PNC Capital Markets LLC
Co-Managers:

Capital One Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Comerica Securities, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Concurrent Equity Offering:	On November 7, 2013, Toll Brothers, Inc. priced a public offering of 6,250,000 shares of its common stock, par value $0.01 per share, at a price to the public of $32.00 per share. The Company has granted the underwriters a 30-day option to purchase up to an additional 937,500 shares from the Company. The offering is expected to close on or about November 14, 2013, subject to customary closing conditions.

(1)

We expect that delivery of the notes will be made against payment thereof on or about the closing date specified in this communication, which will be the seventh business day following the date of pricing of the notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing, or any of the three business days thereafter, will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing, or on any of the three business days thereafter, should consult their own advisor.

Changes to the Preliminary Prospectus Supplement

The notes will be fully and unconditionally guaranteed by Toll Brothers, Inc. and all of Toll Brothers, Inc.’s subsidiaries that are guarantors under the Company’s revolving credit facility upon issuance, and no guarantees of subsidiaries of Toll Brothers, Inc. that are guarantors under the Company’s revolving credit facility will need to be provided on a delayed basis.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, RBS Securities Inc. at 1-866-884-2071 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or other email system.

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